

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

October 5, 2009

Joseph Sparacio
Chief Financial Officer
Imax Corporation
2525 Speakman Drive
Mississauga, Ontario
L5K 1B1, Canada

> **Re: Imax Corporation**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 000-24216**

Dear Mr. Sparacio:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jeff Jaramillo
                        Accounting Branch Chief